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SEC [barcode] 08032454 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 AND ENDING 06/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENNALUNA & COMPANY, INC.

SEC Mail Processing Section

AUG 28 2008

Washington, DC 103

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 SHERMAN AVENUE, SUITE 203
(No. and Street)

COEUR'D'ALENE, IDAHO 83814
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD B. NICKLAS (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & CO., P.A.
(Name – *if individual, state last, first, middle name*)

2100 NORTHWEST BLVD. SUITE 400 COEUR D'ALENE, IDAHO 83814
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 16 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C PFEIFER NOTARY PUBLIC STATE OF IDAHO

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pennaluna & Company

Financial Statement
June 30, 2008

Pennaluna & Company
June 30, 2008

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

FINANCIAL STATEMENTS

Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2008, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

August 26, 2008

55 Years of Service
2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com
Count On Us To Care

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 175,104
Accounts receivable	60,718
Prepaid expense	10,372
Securities owned at market value	630,145
Escrow account	7,918
Total current assets	884,257
PROPERTY AND EQUIPMENT	
Furniture and equipment	177,346
Less accumulated depreciation	(128,232)
Total property and equipment	49,114
OTHER ASSETS	
Security deposit	500
Investments not readily marketable	66,300
Goodwill, net of amortization	20,000
Total other assets	86,800
Total assets	$ 1,020,171

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 106,509
Accrued pension liability	150,000
Securities sold, not yet purchased	31,703
Current portion of deferred tax liability	31,242
Income taxes payable	50,860
Total current liabilities	370,314
LONG-TERM LIABILITIES	
Deferred tax liability	12,720
Total long-term liabilities	12,720
SHAREHOLDERS' EQUITY	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 46,182 are issued	46,182
Additional paid in capital	334,115
Retained earnings	402,840
Less treasury stock - 1,800 shares at cost	(146,000)
Total shareholders' equity	637,137
Total liabilities and shareholders' equity	$ 1,020,171

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the Year Ended June 30, 2008

INCOME	
Commissions	$ 2,538,669
Trading profits	2,176,556
Total income	4,715,225
EXPENSES	
Salaries	3,271,518
Trading expenses	522,771
Pension expense	150,000
Quote service	148,067
Payroll taxes	128,398
Insurance	85,621
Advertising and promotion	43,760
Telephone, fax, and internet service	33,500
Professional and consultant fees	72,679
Rent, lights, water, and garbage	36,075
Compliance and registration	4,593
Office expense	20,832
Depreciation and amortization	20,864
Postage	22,438
Travel and entertainment	12,117
Maintenance and repairs	4,272
Subscriptions and dues	3,795
Continuing education	1,217
Taxes and licenses	421
Contributions	400
Total expenses	4,583,338
NET INCOME FROM OPERATIONS	131,887
OTHER INCOME (EXPENSE)	
Miscellaneous income	1,950
Interest expense	(11,092)
Penalties and restitution	(9,234)
TOTAL OTHER INCOME (EXPENSE)	(18,376)
NET INCOME BEFORE INCOME TAXES	113,511
INCOME TAX (EXPENSE)	
Current	(49,126)
Deferred	20,171
NET INCOME	$ 84,556

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2008

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 46,182	$ 334,115	$ (146,000)	$ 672,157
PRIOR PERIOD ADJUSTMENT				(265,109)
BALANCES, restated as of June 30, 2007	46,182	334,115	(146,000)	407,048
NET INCOME				84,556
OTHER CURRENT YEAR CHANGES:				
Dividends issued				(88,764)
BALANCES, at June 30, 2008	$ 46,182	$ 334,115	$ (146,000)	$ 402,840

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	84,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,864
Change in deferred tax provision		(20,171)
Decrease in accounts receivable		58,065
(Increase) in prepaid expenses		(296)
Decrease in escrow deposit		1,236
Decrease in inventory		127,518
(Decrease) in accounts payable		(165,141)
(Decrease) in pension payable		(44,591)
Increase in income taxes payable		5,621
Net cash provided by operating activities		67,661
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investment activity		(41,300)
Purchase of equipment		(12,524)
Net cash (used) by investing activities		(53,824)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(88,764)
Net cash (used) by financing activities		(88,764)
NET INCREASE IN CASH		(74,927)
CASH, beginning of year		250,031
CASH, end of year	$	175,104

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$	44,410
Cash paid for interest	$	11,092

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets using the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through National Financial Services, L.L.C.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Securities Owned and Sold, not yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of ($14,761) are included in income for the year ended June 30, 2008. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2008.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments not readily marketable – Investments not readily marketable represents restricted stock held at cost in the amount of $66,300 as of June 30, 2008.

NOTE 2: INCOME TAXES

The Company provides for income taxes based upon the income reported for financial statement purposes. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax return purposes. The Company has recognized a deferred tax liability of $43,962 for the difference in depreciation expense taken and the unrealized gain not reported for tax purposes.

The provision for income tax and the related liability accounts at June 30, 2008 are summarized as follows:

Income Tax Provision

	Federal	State	Total
Income taxes include:			
Current liability	$37,644	$11,482	$49,126
Add: underpayment penalty and interest	1,239	495	1,734
Current deferred liability	27,336	3,906	31,242
Noncurrent deferred liability	11,130	1,590	12,720
Total liability	$77,349	$17,473	$94,822
The provision for income tax expense:			
Current expense			$49,126
Deferred tax (benefit)			(20,171)
Total			$25,955

(Continued)

NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 3: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2008 was $10,372.

NOTE 4: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2008 totaled $150,000.

NOTE 5: PRIOR PERIOD ADJUSTMENT

During the current year, it was noted that the accounts receivable was overstated as of June 30, 2007 in the amount of $265,109. Pennaluna & Company, Inc. has reported a prior period adjustment to retained earnings for this amount to correctly state beginning retained earnings.

Prior year beginning retained earnings	$672,157
Adjustment for accounts receivable	(265,109)
Retained earnings restated as of June 30, 2007	$407,048

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2008

COMPUTATION OF NET CAPITAL:

Total equity	$ 637,137
Deduct:	
Total non-allowable assets	(144,032)
Haircuts	(260,265)
NET CAPITAL	$ 232,840

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 232,840
NET CAPITAL, per above	$ 232,840

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2008.

Market makers at June 30, 2008 were $201,000. For the year ended June 30, 2008 the minimum net capital requirement is $201,000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2008

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 174,904	$ 200	$ 175,104
Accounts receivable - clearance account & other	60,718		60,718
Securities inventory	630,145		630,145
Prepaid expenses	10,372		10,372
Investments not readily marketable		66,300	66,300
Escrow account		7,918	7,918
Furniture and equipment - net		49,114	49,114
Deposit		500	500
Intangibles - net		20,000	20,000
Total assets	$ 876,139	$ 144,032	$ 1,020,171

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 307,369	$ 31,703	$ 339,072
Deferred tax liability		43,962	43,962
Total liabilities	$ 307,369	$ 75,665	383,034
EQUITY			
Common stock			46,182
Additional paid-in-capital			334,115
Retained earnings			402,840
Treasury stock			(146,000)
Total equity			637,137
Total liabilities and equity			$ 1,020,171

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 96,680	15%	$ 14,502
	310	40%	124
	235,393	100%	235,393
	294,536	2%	5,891
	3,226	100%	3,226
		add'l haircut	1,129
	$ 630,145		260,265
Total haircuts			$ 260,265

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the Company), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

55 Years of Service
2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com
Count On Us To Care

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3 (CONCLUDED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Magnuson, McHugh & Company, P.A.

August 26, 2008

END